EXHIBIT 99.1

Hydrogenics Announces Upcoming Investor Events

MISSISSAUGA, Ontario, May 17, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following events during May and June, 2017:

  May 31: Craig-Hallum Annual Institutional Investor Conference in Minneapolis
  May 31: Cowen Annual Technology, Media & Telecom Conference in New York
  June 21: Roth Capital Cleantech & Industrial Growth Event in London

Institutional investors are welcome to attend and meet with management. To view related conference materials, including webcasts when available, please visit www.hydrogenics.com.

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com